Exhibit 99.1

SciSparc and Clearmind Medicine to Conduct a Study Evaluating Their Combination Treatment for Obesity and Metabolic Syndrome

The treatment combines SciSparc’s Palmitoylethanolamide (PEA), the active pharmaceutical ingredient of its proprietary CannAmide™, and Clearmind’s MEAI, a novel proprietary psychedelic treatment for various addictions

Tel Aviv, Israel, June 16, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced that as part of the Company’s ongoing collaboration with Clearmind Medicine Inc. (NASDAQ, CSE: CMND) (“Clearmind”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, a research agreement with the Hebrew University of Jerusalem was signed, to evaluate SciSparc’s and Clearmind’s proprietary combination treatment for obesity and metabolic syndrome.

Professor Joseph (Yossi) Tam, D.M.D., Ph.D., the Head of the Obesity and Metabolism Laboratory and the Director of the Multidisciplinary Center for Cannabinoid Research at the Hebrew University of Jerusalem, will lead the study using the proprietary combination of SciSparc’s PEA, and Clearmind’s Methoxy-2-aminoindane, or MEAI. “We are excited to continue our fruitful journey of scientific discovery alongside Clearmind Medicine and the esteemed Professor Joseph Tam of the Hebrew University of Jerusalem,” stated Oz Adler, Chief Executive Officer of SciSparc. “We believe that the synergistic effect of our proprietary CannAmide™ and Clearmind’s proprietary MEAI has immense potential in treating obesity and metabolic syndrome, two global health challenges of significant scale. This collaboration represents our ongoing commitment to delivering ground-breaking treatments that have the power to transform lives and improve global health outcomes.”

A previous pre-clinical study using MEAI, conducted at the Hebrew University of Jerusalem, under the leadership of Prof. Tam, included multi-parameter metabolic assessments such as body weight, fat mass, glucose tolerance, insulin sensitivity, liver enzymes and fat accumulation as well as food consumption patterns. The study included three groups of rodents: lean rodents that were fed by a standard diet, obese rodents that were fed by a high-fat diet, and obese rodents that were fed by a high-fat diet along with MEAI treatment.

The results of the prior study showed that obese animals, fed by high fat diet and treated with MEAI increased their energy expenditure, demonstrated better fat utilization and had weight loss of 20%, while reducing their overall fat mass and preserving their lean body mass. No effect on motivation or well-being was observed. Additionally, the treatment yielded a normalization of insulin levels, improved glucose tolerance, and reduced fat and triglyceride accumulation in the liver. These results were significantly better than those obtained in the obese animals fed by high fat diet, untreated group.

Furthermore, a significant reduction in sucrose preference was observed following the administration of MEAI for two days, supporting the notion that it can potentially dampen the hedonic value of rewarding stimuli. Thus, MEAI may be beneficial for the treatment of compulsive reward-seeking behavior or excessive consumption of sweet foods.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focusses on the sale of hemp seeds’ oil-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the Company’s potential of the synergistic combination of CannAmide™ and MEAI to treat obesity and metabolic syndrome, and MEAI’s potential to be beneficial for the treatment of compulsive reward-seeking behavior or to reduce excessive consumption of sweet foods. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055